

Blue Mountain Energy Investors, Inc.

Draft Financial Statements – YTD 2025

For the period from January 22, 2025 (Inception) to April 6, 2025

Income Statement (YTD 2025)

Revenue: $0.00

Expenses:

  • California Secretary of State Filing Fees: $105.00

Net Loss: ($105.00)

Balance Sheet (as of April 6, 2025)

Assets:

  • Cash: $0.00

Liabilities: (none)

Equity:

  • Common Stock (1,000 shares, no par value): $0.00

  • Subscription Receivable: $0.00

  • Accumulated Deficit: ($105.00)

Total Liabilities and Equity: ($105.00)



Cash Flow Statement (YTD 2025)

Cash Flows from Operating Activities:

  • Net Loss: ($105.00)

  • Changes in Operating Liabilities: $105.00 (Accounts Payable or Accrued Filing Costs)

Net Cash Provided by Operating Activities: $0.00

Cash Flows from Investing Activities: $0.00

Cash Flows from Financing Activities: $0.00

Net Increase in Cash: $0.00

Cash at Beginning of Period: $0.00

Cash at End of Period: $0.00

Notes for CPA Review

1. The company was incorporated on January 22, 2025, in the State of California as a Benefit Corporation.
2. As of April 6, 2025, the company has issued 1,000 common shares with no par value. No capital has been contributed as of this date.
3. The only financial activity during the reporting period was the payment of $105 in California Secretary of State filing fees.
4. No revenue, payroll, or other expenses have been incurred.
5. These statements are presented for the purposes of a Regulation Crowdfunding (Reg CF) financial review and are not audited.

Dat Ngo,CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Blue Mountain Energy Investors, Inc.
P.O. Box 30032
Walnut Creek, CA 94598

I have reviewed the accompanying financial statements of **Blue Mountain Energy Investors, Inc.** (the "Company"), which comprise the balance sheet as of **April 6, 2025**, and the related statements of income, equity, and cash flows for the period from **January 22, 2025 (inception) to April 6, 2025**, and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
June 20, 2025

Attachments:

- Balance Sheet as of April 6, 2025
- Statement of Income (YTD 2025)
- Statement of Equity
- Statement of Cash Flows